UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2024
Commission File Number 001-39237

ATLAS CORP.
(Exact name of Registrant as specified in its Charter)

23 Berkeley Square
London, United Kingdom
W1J 6HE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report
Exhibit I to this Report contains certain financial information of Seaspan Corporation, as of and for the three months ended March 31, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: May 14, 2024	By:	/s/ William Kostlivy
William Kostlivy
Chief Financial Officer
(Principal Financial and Accounting Officer)

INDEX

EXHIBIT I

Financial Statements	1

Management’s Discussion and Analysis of Financial Condition and Results of Operations	17

Unless we otherwise specify, when used in this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
SEASPAN CORPORATION
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in millions of United States dollars)

	March 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$282.6	$228.9
Accounts receivable	66.2	57.0
Due from related party (note 3)	46.9	46.5
Prepaid expenses and other	59.5	50.3
Derivative instruments - current (note 14)	0.9	2.2
Net investment in lease (note 4)	42.2	33.7
Asset held for sale (note 5)	—	21.4
	498.3	440.0

Vessels (note 5)	11,006.1	10,358.9
Right-of-use asset (note 6)	463.6	434.8
Net investment in lease (note 4)	1,735.4	1,395.1
Goodwill	75.3	75.3
Derivative instruments (note 14)	100.9	85.2
Other assets (note 7)	247.8	277.5
	$14,127.4	$13,066.8
Liabilities and shareholder's equity
Current liabilities:
Accounts payable and accrued liabilities	$299.1	$302.1
Deferred revenue	70.0	70.9
Long-term debt - current (note 8)	103.5	129.4
Operating lease liabilities - current	76.0	100.0
Finance lease liabilities - current (note 9)	187.4	66.5
Other financing arrangements - current (note 10)	367.2	298.5
Other liabilities - current	1.4	1.4
	1,104.6	968.8

Long-term debt (note 8)	2,959.9	3,109.0
Operating lease liabilities	198.8	268.4
Other financing arrangements (note 10)	5,266.0	4,305.3
Derivative instruments (note 14)	0.1	1.3
Other liabilities	223.0	163.5
Total liabilities	9,752.4	8,816.3

Shareholder's equity:
Share capital	2.5	2.5
Additional paid in capital	3,996.8	3,995.4
Retained earnings	392.5	269.7
Accumulated other comprehensive loss	(16.8)	(17.1)
	4,375.0	4,250.5
	$14,127.4	$13,066.8
Commitments and contingencies (note 13)
Subsequent events (note 15)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Operations
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended March 31,
	2024	2023
Revenue (note 12)	$518.7	$388.3
Operating expenses:
Ship operating	96.0	80.2
Depreciation and amortization	112.3	84.3
General and administrative	13.3	18.5
Operating leases	22.7	29.2
(Gain) loss on disposal of vessels (note 5)	(8.5)	0.6
	235.8	212.8
Operating earnings	282.9	175.5
Other expenses (income):
Interest expense	129.1	80.2
Interest income	(1.6)	(1.9)
Loss on debt extinguishment	3.5	23.7
(Gain) loss on derivative instruments (note 14)	(25.4)	11.1
Other expenses	2.4	6.2
	108.0	119.3
Net earnings	$174.9	$56.2
See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended March 31,
	2024	2023
Net earnings	$174.9	$56.2
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments	0.3	0.3
Comprehensive income	$175.2	$56.5

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)
Three Months Ended March 31, 2024

	Number of		Additional	Retained	Accumulated other	Total
	common	Common	paid-in	earnings /	comprehensive	shareholder's
	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2023	249,219,800	$2.5	$3,995.4	$269.7	$(17.1)	$4,250.5
Net earnings	—	—	—	174.9	—	174.9
Other comprehensive income	—	—	—	—	0.3	0.3
Dividends on common shares	—	—	—	(52.1)	—	(52.1)
Share-based compensation expense	—	—	1.4	—	—	1.4
Balance, March 31, 2024	249,219,800	$2.5	$3,996.8	$392.5	$(16.8)	$4,375.0

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Shareholder’s Equity
(Unaudited)
(Expressed in millions of United States dollars, except number of shares)
Three Months Ended March 31, 2023

	Number of		Additional	Retained	Accumulated other	Total
	common	Common	paid-in	earnings/	comprehensive	shareholder's
	shares	shares	capital	(Deficit)	loss	equity
Balance, December 31, 2022	249,219,800	$2.5	$3,675.8	$301.6	$(18.1)	$3,961.8
Net earnings	—	—	—	56.2	—	56.2
Other comprehensive income	—	—	—	—	0.3	0.3
Dividends on common shares	—	—	—	(36.0)	—	(36.0)
Share-based compensation expense	—	—	(9.3)	—	—	(9.3)
Balance, March 31, 2023	249,219,800	$2.5	$3,666.5	$321.8	$(17.8)	$3,973.0

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in millions of United States dollars)

	Three Months Ended March 31,
	2024	2023
Cash from (used in):
Operating activities:
Net earnings	$174.90	$56.20
Items not involving cash:
Depreciation and amortization	112.3	84.3
Change in right-of-use asset	18.5	22.8
Non-cash interest expense and accretion	11.1	4.4
Unrealized change in derivative instruments	(15.6)	18.6
Amortization of acquired revenue contracts and deferred revenue	0.6	7.2
Non-cash adjustment purchase option finance leases	(1.2)	9.2
Loss on debt extinguishment	3.5	23.7
(Gain) loss on vessel disposal	(8.5)	0.6
Other	(5.2)	(13.8)
Changes in assets and liabilities:
Accounts receivable	(6.9)	10.6
Net investment in lease	10.5	5.4
Prepaid expenses and other	(9.6)	(9.9)
Deferred dry-dock	(3.1)	(21.7)
Other assets	10.3	2.9
Accounts payable and accrued liabilities	(0.7)	17.4
Deferred revenue	61.9	25.4
Operating lease liabilities	(19.5)	(22.6)
Finance lease liabilities	3.1	3.2
Derivative instruments	(9.7)	(7.5)
Cash from operating activities	326.7	216.4

Investing activities:
Acquisition of additions to vessels, including vessels under construction	(1,094.5)	(324.4)
Receipt on settlement of interest swap agreements	10.0	6.9
Other assets and liabilities	5.5	1.1
Proceeds from vessel sales (note 5)	30.1	22.2
Capitalized interest (note 5)	(15.3)	(19.8)
Cash used in investing activities	(1,064.2)	(314.0)

Financing activities:
Repayments of long-term debt and other financing arrangements	(596.8)	(47.1)
Payment of lease liabilities	(5.0)	(7.7)
Issuance of long-term debt and other financing arrangements	1,448.2	487.8
Settlement of capped call	—	25.3
Financing fees	(2.7)	(10.0)
Dividends paid on common shares	(52.5)	(36.0)
Cash from financing activities	791.2	412.3
Increase in cash and cash equivalents	53.7	314.7
Cash and cash equivalents and restricted cash, beginning of period	228.9	150.7
Cash and cash equivalents and restricted cash, end of period	$282.6	$465.4
Supplemental cash flow information (note 11)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

1.General:
Seaspan Corporation (“Seaspan” or the “Company”) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies. Seaspan is a wholly owned subsidiary of Atlas Corp. (“Atlas”), Atlas is a wholly-owned subsidiary of Poseidon Corp. ("Poseidon"), and private Company. Atlas has preferred share listed on the New York Stock Exchange and is an SEC registrant.
2.Significant accounting policies:
(a)Basis of presentation:
Except for the changes described in note 2(b), the accompanying interim financial information of Seaspan has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2023 audited annual consolidated financial statements of Seaspan. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented.
(b)    Comparative information:
Certain prior period information has been reclassified to conform with current financial statement presentation.
3.Related party transactions:
The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company and include certain of Poseidon’s shareholders including Fairfax Financial Holdings Limited (“Fairfax”) and Ocean Network Express (“ONE”). All related party transactions are governed by pre-arranged contracts.
(a)Transactions with ZE JV
Pursuant to ship management agreements, the Company manages the ship operations of the vessels owned by its joint venture with Zhejiang Energy Group. During the three months ended March 31, 2024, the Company earned revenue of $2,715,000 (2023 – $2,554,000) and incurred expenses of $2,408,000 (2023 – $2,406,000) in connection with the ship management of the vessels.
During the three months ended March 31, 2024, the Company entered into agreements with the ZE JV to purchase equipment for vessel upgrades and incurred $2,487,000 (2023 - nil) under these agreements.
(b)Transactions with ONE:
Pursuant to a ship management agreement, the Company manages the ship operations of one vessel for ONE. During the three months ended March 31, 2024, the Company earned revenue of $575,000 (2023 – $1,154,000) and incurred expenses of $489,000 (2023 – $1,182,000) in connection with the ship management of the vessel.
During the three months ended March 31, 2024, the Company earned revenue of $122,003,000 from ONE in connection with the time charter of 35 vessels and management of one vessel as described above.
(c)Transactions with Atlas:
The Company makes dividend payments to Atlas on a quarterly basis to service Atlas’ payment of dividends to holders of its common and preferred shares. From time to time the Company may make additional dividend payments to fund other general corporate purposes of Atlas. During the three months ended March 31, 2024, the
Company declared dividends of $52,000,000 (2023 - $36,000,000) and paid dividends of $38,082,000 (2023 - $36,000,000) to Atlas.
The Company routinely makes payments to cover expenses on behalf of Atlas. As of March 31, 2024, amounts due from Atlas are non-interest bearing, unsecured and have no fixed repayment terms. The Company provides certain management services to Atlas in exchange for a management fee. For the three months ended March 31, 2024, the management service revenue recognized from this arrangement was $2,544,000 (2023 – $2,976,000).

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

4.Net investment in lease:

	March 31, 2024	December 31, 2023
Undiscounted lease receivable	$3,390.1	$2,706.5
Unearned interest income	(1,612.5)	(1,277.7)
Net investment in lease, total	1,777.6	1,428.8
Current portion of net investment in lease	(42.2)	(33.7)
Long-term portion of net investment in lease	$1,735.4	$1,395.1
At March 31, 2024, the undiscounted minimum cash flows related to lease receivable on direct financing leases are as follows:

2024	$141.6
2025	187.9
2026	187.9
2027	187.9
2028	188.4
Thereafter	2,496.4
$3,390.1
During the three months ended March 31, 2024, the Company accepted the delivery of three 16,000 TEU vessels, each of which commenced an 18-year bareboat charter upon delivery.
5.Vessels:

March 31, 2024	Cost	Accumulated depreciation	Net book value
Vessels	$13,275.6	$(3,125.3)	$10,150.3
Vessels under construction	855.8	—	855.8
Total	$14,131.4	$(3,125.3)	$11,006.1

December 31, 2023	Cost	Accumulated depreciation	Net book value
Vessels	$12,072.4	$(3,028.5)	$9,043.9
Vessels under construction	1,315.0	—	1,315.0
Total	$13,387.4	$(3,028.5)	$10,358.9
During the three months ended March 31, 2024, depreciation and amortization expense relating to vessels was $96,600,000 (2023 - $72,656,000).
Vessel sales and deliveries
During the three months ended March 31, 2024, the Company accepted the delivery of 10 newbuild vessels ranging in size from 7,000 to 15,500 TEU. Each of these vessels commenced long-term time charters upon delivery. The aggregate purchase price for the newbuild vessels delivered during the three months ended March 31, 2024 was $1,105,665,000.
In February 2024, the Company completed the sale of one 4,250 TEU vessel for gross proceeds of $29,800,000. This vessel was classified as an asset held for sale at December 31, 2023.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

5.Vessels (continued):
Vessels under construction:
As at March 31, 2024, the Company has 29 vessels under construction (December 31, 2023 – 40 vessels).
As at March 31, 2024, the vessels under construction balance includes $11,799,000 of capitalized interest for the three months ended March 31, 2024 ($66,628,000 for the year ended December 31, 2023).
6.Right-of-use assets:

March 31, 2024	Cost	Accumulated amortization	Net book value
Vessel operating leases	$572.4	$(300.3)	$272.1
Other operating leases	9.5	(8.1)	1.4
Vessel finance leases	191.9	(1.8)	190.1
Right-of-use assets	$773.8	$(310.2)	$463.6

December 31, 2023	Cost	Accumulated amortization	Net book value
Vessel operating leases	$740.8	$(376.4)	$364.4
Other operating leases	9.5	(7.7)	1.8
Vessel finance leases	69.1	(0.5)	68.6
Right-of-use assets	$819.4	$(384.6)	$434.8
For the three months ended March 31, 2024, the amortization in right-of-use assets was $18,500,000 (2023 – $22,798,000).
7.Other assets:

	March 31, 2024	December 31, 2023
Intangible assets	$36.3	$38.9
Deferred dry-dock	158.2	166.0
Deferred financing fees on undrawn financings	19.6	28.1
Other	33.7	44.5
Other assets	$247.8	$277.5

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

8.Long-term debt:

	March 31, 2024	December 31, 2023
Revolving credit facilities (a)	$200.0	$320.0
Term loan credit facilities (b)	1,147.4	1,175.6
Senior unsecured notes	750.0	775.7
Senior secured notes	1,000.0	1,000.0
	3,097.4	3,271.3
Deferred financing fees	(34.0)	(32.9)
Long-term debt	3,063.4	3,238.4
Current portion of long-term debt	(103.5)	(129.4)
Long-term debt	$2,959.9	$3,109.0
(a)Revolving credit facilities:
In March 2024, the Company amended and extended an existing revolving credit facility to increase the borrowing capacity by $50,000,000 to $300,000,000, and extended the maturity date from February 2025 to March 2027.
As at March 31, 2024, the Company had two revolving credit facilities available, which provided for aggregate borrowings of up to $700,000,000 (December 31, 2023 – $650,000,000), of which $500,000,000 (December 31, 2023 - $330,000,000) was undrawn.
The Company is subject to commitment fees ranging between 0.45% and 0.5% (December 31, 2023 – 0.45% and 0.5%) calculated on the undrawn amounts under the various facilities.
(b)Term loan credit facilities:
As at March 31, 2024, the Company has entered into $2,013,026,000 (December 31, 2023 - $2,367,516,000) of term loan credit facilities available, of which $865,619,000 (December 31, 2023 - $1,191,936,000) was undrawn.
Term loan credit facilities mature between March 3, 2028 and January 21, 2030.
For the Company’s floating rate term loan credit facilities, interest is calculated on three month or six month SOFR rates, plus a margin per annum. The three month and six month average SOFR was 5.3% and 5.2%, respectively (December 31, 2023 – 5.4% and 5.4%, respectively). The margins ranged between 1.93% and 2.43% as at March 31, 2024 (December 31, 2023 – 1.93% and 2.43%).
The weighted average rate of interest, including the applicable margin, was 7.3% at March 31, 2024 (December 31, 2023 – 7.4%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.
The Company is subject to commitment fees ranging between 0.44% and 0.49% (December 31, 2023 – 0.44% and 0.49%) calculated on the undrawn amounts under the various facilities.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

8.Long-term debt (continued):
(b)Term loan credit facilities (continued):
The following is a schedule of future minimum repayments under our term loans credit facilities as of March 31, 2024:

2024	$75.7
2025	103.9
2026	103.9
2027	103.9
2028	444.0
Thereafter	316.0
$1,147.4
(c)Credit facilities – other:
As of March 31, 2024, the Company’s credit facilities were secured by first-priority mortgages granted on 53 of its vessels, together with other related security. The security for each of the Company’s current secured credit facilities may include:
•A first priority mortgage on the collateral vessels funded by the related credit facility;
•A pledge or charge over the shares of each entity (other than Seaspan) that owns a collateral vessel;
•An assignment of the Company’s time charters and earnings related to the related collateral vessels;
•An assignment of the insurance on each of the vessels that are subject to a related mortgage;
•An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees;
•A pledge over shares of various subsidiaries; and
•A pledge over the related retention accounts.
As at March 31, 2024, $1,294,607,000 principal amount of indebtedness under the Company’s term loan and revolving credit facilities, together with $1,000,000,000 of sustainability-linked fixed rate notes with maturities from June 2031 to September 2037, were secured by a portfolio of 51 vessels, the composition of which can be changed and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.
The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including without limitation the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a replacement charter acceptable to lenders within a prescribed period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the credit facility agreement.
Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios and/or debt to assets ratios, as defined.
Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with all credit facility covenants as at March 31, 2024.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

9.     Finance lease liabilities:

	March 31, 2024	December 31, 2023
Finance lease liabilities	$187.4	$66.5
Current portion of finance lease liabilities	(187.4)	(66.5)
Long-term finance lease liabilities	$—	$—
In November 2023, the Company exercised its option under an existing lease financing arrangement to purchase one 14,000 TEU vessel. The purchase is expected to complete in December 2024 at the pre-determined purchase price of $61,600,000.
In February and March 2024, the Company exercised its option under existing lease financing arrangements to purchase one 14,000 vessel and one 10,000 TEU vessel, respectively. The purchases are expected to complete in February 2025 at the pre-determined purchase price of $61,600,000 and $49,500,000, respectively.
As at March 31, 2024, the total remaining commitments related to financial liabilities of these vessels were approximately $197,518,000 (December 31, 2023 – $70,701,000), including imputed interest of $10,089,000 (December 31, 2023 – $4,242,000), repayable through 2024.
The weighted average interest rate on obligations related to finance leases as at March 31, 2024 was 7.3%.
10.     Other financing arrangements:

	March 31, 2024	December 31, 2023
Other financing arrangements	$5,687.4	$4,656.5
Deferred financing fees	(54.2)	(52.7)
Other financing arrangements	5,633.2	4,603.8
Current portion of other financing arrangements	(367.2)	(298.5)
Other financing arrangements	$5,266.0	$4,305.3
Based on amounts funded, payments due to the counterparties are as follows:

2024	$276.2
2025	367.3
2026	362.4
2027	365.0
2028	369.8
Thereafter	3,946.7
$5,687.4
During the three months ended March 31, 2024, the Company received proceeds of $1,020,180,000 under these financing arrangements related to the delivery of eleven vessel and pre-delivery financing for vessels under construction.
In January and February 2024, the Company refinanced three of its vessels. The three vessels were originally financed under sales-leaseback arrangements with Chinese leasing companies and were re-financed under a sale-leaseback arrangement with another Chinese leasing company. The proceeds from the sale-lease back is $224,000,000 and the leaseback is for 10 years. The Company has the option to purchase each of the vessels at a pre-determined purchase price starting from 2026. Lease payments include interest components based on a based on a variable interest rate of 3-month SOFR plus a margin of 2.00%.
In March 2024, the Company entered into a sale-leaseback financing for two 8,100 TEU vessels for proceeds of $54,000,000. The leaseback is for 5 years and the Company has the option to purchase each vessel at a pre-determined purchase price starting from 2026. Lease payments include interest components based on a variable interest rate of 3-month SOFR plus a margin of 2.00%.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

11. Supplemental cash flow information

	For the Three Months Ended March 31,
	2024	2023
Interest paid	$133.4	$93.8
Interest received	1.6	1.9
Undrawn credit facility fee paid	3.5	5.5
Non-cash investing and financing transactions:
Change in right-of-use assets and operating lease liabilities	48.7	—
Reclassification of finance lease to vessel	—	(32.9)
Interest capitalized on vessels under construction	3.9	(2.0)
The Company did not have any restricted cash in either reporting period presented.
12. Revenue:
For the three months ended March 31, 2024 and 2023, revenue consists of:

	For the Three Months Ended March 31,
	2024	2023
Time charter revenue	$478.8	$360.8
Interest income from leasing	32.6	19.2
Other	7.3	8.3
	$518.7	$388.3
At March 31, 2024, the minimum future revenues to be received on committed operating leases and interest income to be earned from direct financing leases are as follows:

	Operating lease (1)	Finance lease (2)	Total committed revenue
Remainder of 2024	$1,464.6	$108.3	$1,572.9
2025	1,849.2	139.6	1,988.8
2026	1,674.8	135.5	1,810.3
2027	1,280.4	131.1	1,411.5
2028	835.3	126.7	962.0
Thereafter	3,297.2	957.9	4,255.1
	$10,401.5	$1,599.1	$12,000.6
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
(2)Minimum future interest income includes direct financing leases currently in effect.
Minimum future revenues assume 100% utilization under contracts in place as at March 31, 2024, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

13. Commitments and contingencies:
(a)Operating leases:
At March 31, 2024, the commitment under operating leases for vessels is $306,478,000 for the years from 2024 to 2029 and for other operating leases is $1,142,000 for the years from 2024 to 2025. Total commitments under these leases are as follows:

Remainder of 2024	$59.0
2025	77.6
2026	77.9
2027	62.7
2028	24.7
Thereafter	5.8
$307.7
For operating leases indexed to three month benchmark rates, commitment under these leases are calculated using the benchmark rates in place as at March 31, 2024 for the Company.
(b)Vessel commitment:
As of March 31, 2024, the Company had entered into agreements to acquire 29 newbuild vessels (December 31, 2023 – 40 vessels).
The Company has outstanding commitments for installment payments as follows:

Remainder of 2024	$1,526.1
2025	177.3
2026	244.4
2027	349.8
$2,297.6

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

14. Financial Instruments
(a)Fair value:
The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.
As of March 31, 2024, the fair value of the Company’s revolving credit facilities and term loans excluding deferred financing fees was $1,192,882,000 (December 31, 2023 – $1,333,912,000) and the carrying value was $1,347,406,000 (December 31, 2023 – $1,495,581,000). As of March 31, 2024, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, was $5,373,180,000 (December 31, 2023 – $4,342,424,000) and the carrying value was $5,687,208,000 (December 31, 2023 – $4,656,459,000). The fair value of the revolving and term loan credit facilities and other financing arrangements, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
As of March 31, 2024, the fair value of the Company’s senior unsecured notes was $694,087,000 (December 31, 2023 – $728,263,000) and the carrying value was $750,000,000 (December 31, 2023 – $775,700,000). The fair value of the Company’s Senior Secured Notes was $899,434,000 (December 31, 2023 – $911,893,000) and the carrying value was $1,000,000,000 (December 31, 2023 – $1,000,000,000). The fair value is calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts are categorized as Level 2 in the fair value hierarchy.
The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars)

14. Financial Instruments (continued):
(b)Interest rate swap derivatives:
As of March 31, 2024, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for benchmark rate	Notional amount as of March 31, 2024	Maximum notional amount(1)	Effective date	Ending date
1.7574%	$500.0	$500.0	January 31, 2022	February 2, 2032
2.67%/ 5.50%(2)	250.0	250.0	September 1, 2023	September 1, 2026
5.4200%	216.8	216.8	September 6, 2007	May 31, 2024
2.3875%	200.0	200.0	July 20, 2022	July 20, 2032
1.4340%	80.0	80.0	September 27, 2019	May 14, 2024
1.5580%	75.0	75.0	November 14, 2019	May 15, 2024
0.6350%	74.0	74.0	January 21, 2021	October 14, 2026
0.4590%	74.0	74.0	February 4, 2021	October 14, 2026
1.4900%	21.1	21.1	February 4, 2020	December 30, 2025
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)$250M notional amount transaction on daily SOFR with a cap of 5.5% and a floor strike of 2.67%
If interest rates remain at their current levels, the Company expects that $30,474,000 would be paid in cash, respectively, in the next 12 months on interest rate swaps maturing after March 31, 2024. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.
15. Subsequent events:
(a)On April 25, 2024, the Company paid $13,918,000 in dividends on its common shares.
(b)Between April and May 2024, the Company accepted the delivery of five newbuild vessels. Each vessel commenced a long term charter upon delivery.
(c)In April 2024, the Company exercised its option under its existing lease financing arrangements to purchase one 10,000 TEU vessel and one 14,000 TEU vessel. The purchases are expected to be completed in April 2025 at the pre-determined purchase price of $49,500,000 and $61,600,000, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following should be read in conjunction with the unaudited consolidated financial statements and related notes included in this Report and the audited consolidated financial statements and related notes for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on an Atlas Corp. Form 6-K (“Seaspan Annual Filing”). The Seaspan Annual Filing was filed with the U.S. Securities and Exchange Commission on March 18, 2024. Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.
Overview
General
Seaspan was incorporated on May 3, 2005, in the Republic of the Marshall Islands. Seaspan is a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with nine major container liner companies, of which four customers each contributed over 10% of total revenue for the three months ended March 31, 2024. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at March 31, 2024, we operated a fleet of 165 vessels, totaling 1,694,030 TEU, that have an average age of approximately seven years, on a TEU weighted basis. As at March 31, 2024, we have 29 newbuild vessels under construction delivering through December 2027.
Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region to various overseas export markets in the United States and in Europe.
We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships. We use the term “car equivalent unit”, or CEU, in describing the size of our Pure Car and Truck Carriers, or PCTCs, and the number of cars they have the capacity to transport. Collectively, we refer to containerships and PCTCs as vessels.

The following table summarizes key facts regarding Seaspan’s containership fleet as of March 31, 2024:

	Operating Vessels					Newbuild Vessels
Vessel Class (TEU)	# Vessels	# Vessels (of which are unencumbered)	Average Age (Years)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)	# Vessels	Average Length of Charter
2500-3500	14	6	15.8	1.4	15.7	—	—
4250-5100	18	11	15.3	2.2	29.8	—	—
7000-9600(2)	29	10	10.6	4.9	37.0	16	11.3
10000-11000(3)	33	6	8.5	3.5	33.2	—	—
11800-13400(4)	27	3	6.9	5.6	37.7	—	—
14000 - 15000	32	2	4.4	5.6	46.8	—	—
15000-16000(5)	10	—	0.3	12.9	37.4	7	13.4
24000+(6)	2	—	0.5	17.7	41.9	—	—
Total/Average	165	38	6.8	4.9	35.8	23	11.9
(1)Excludes options to extend charter.
(2)Includes 3 vessels on bareboat charter
(3)Includes 8 vessels on bareboat charter
(4)Includes 6 vessels on bareboat charter.
(5)Includes 5 vessels on bareboat charter.
(6)Includes 2 vessels on bareboat charter.
In addition, we have entered into shipbuilding contracts for six 10,800 CEU PCTC newbuild vessels as of March 31, 2024.

In addition, our joint venture with Zhejiang Energy Group has five operating vessels as at March 31, 2024 and we are the ship manager for all five vessels.

Significant Developments During the Quarter Ended March 31, 2024 and Subsequent
Containership Developments
During the first quarter of 2024, the Company took delivery of 13 newbuild vessels ranging in size from 7,000 TEU to 16,000 TEU, each of which commenced a long-term charter upon delivery. In April through May 10, 2024, the Company accepted the delivery of five newbuild vessels, ranging in size from 7,000 TEU to 15,100 TEU, each of which commenced a long-term charter upon delivery.
In February 2024, the Company completed the sale of one 4,250 TEU vessel for gross proceeds of $29.8 million.
Pure Car Truck Carrier Developments
In March 2024, the Company entered into shipbuilding contracts for the construction of two 10,800 CEU dual-fuel liquefied natural gas PCTC newbuilds. Upon delivery, each vessel will commence a long term charter.
Dividends
On March 22, 2024, the Company declared dividends of $52.0 million on its common shares to Atlas, of which $38.1 million was paid on March 27, 2024 and the remaining $13.9 million was paid on April 25, 2024.
Financing Developments
In January and February 2024, the Company refinanced two of its 12,200 TEU vessels and one 12,000 TEU vessel. The three vessels were originally financed under sale-leaseback arrangements with Chinese leasing companies and were re-financed under a sale-leaseback arrangement with another Chinese leasing company. The Company has the option to purchase each of the vessels at a pre-determined purchase price starting from 2026.
In February and March 2024, the Company exercised its options under existing lease financing arrangements to purchase one 14,000 TEU vessel and one 10,000 TEU vessel, respectively. The purchases are expected to be completed in February 2025 at the pre-determined purchase price of $61.6 million and $49.5 million, respectively.
In March 2024, the Company amended and extended an existing revolving credit facility to increase the borrowing capacity by $50.0 million and extend the maturity date from February 2025 to March 2027.

In March 2024, the Company completed sale-leaseback financing for two vessels for an aggregate amount of $54.0 million.
Changes in Senior Management
On May 1, 2024, William Kostlivy and Peter Li were appointed Chief Financial Officer and General Counsel, respectively, of Seaspan.

Results of Operations
For the three months ended March 31, 2024, compared with the three months ended March 31, 2023
The following tables summarize Seaspan’s consolidated financial results for the three months ended March 31, 2024 and 2023.

Consolidated Financial Summary (in millions of U.S. dollars)	For the Three Months Ended March 31,
	2024	2023
Revenue	$518.7	$388.3
Ship operating expense	96.0	80.2
Depreciation and amortization expense	112.3	84.3
General and administrative expense	13.3	18.5
Operating lease expense	22.7	29.2
(Gain) loss on sale	(8.5)	0.6
Operating earnings	282.9	175.5
Interest expense	129.1	80.2
Net earnings	174.9	56.2
Cash from operating activities	326.7	216.4
Asset Utilization

Vessel Utilization represents the number of ownership days on-hire as a percentage of total ownership days, including bareboat ownership days. The following table summarizes Seaspan’s vessel utilization for the last eight consecutive quarters:

	2022			2023				2024
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Vessel Utilization	98.3%	98.6%	98.5%	97.6%	95.3%	98.2%	98.3%	99.7%
Vessel utilization increased for the three months ended March 31, 2024, compared with the same period in 2023. The increases was primarily due to a decrease in the number of scheduled dry-dockings and associated off-hire days.

Financial Results Summary
Revenue
Revenue increased by 33.6% to $518.7 million for the three months ended March 31, 2024, compared with the same period in 2023. The increase in revenue was primarily due to the delivery of 13 newbuild vessels in the first quarter of 2024, as well as the impact of 37 newbuild vessels deliveries since March 2023, and lower off-hire days due to fewer scheduled dry-docks.
Operating Expense
Operating expense increased by 19.7% to $96.0 million for the three months ended March 31, 2024, compared with the same period in 2023. The increase was primarily due to growth in our fleet of operating vessels.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 33.2% to $112.3 million for the three months ended March 31, 2024, compared with the same period in 2023. The increase was primarily due to the growth in our fleet of operating vessels and purchase options being exercised for two vessels in the first quarter of 2024, which resulted in a reclassification of the leases from operating to financing.
General and Administrative Expense
General and administrative expense decreased by 28.1% to $13.3 million for the three months ended March 31, 2024, compared with the same period in 2023. The decrease was primarily attributable to a decrease in share-based compensation in the first quarter of 2023 associated with the closing of the merger with no comparable costs in 2024.

Operating Lease Expense
Operating lease expense decreased by 22.3% to $22.7 million for the three months ended March 31, 2024, compared with the same period in 2023. The decrease was primarily due to the lease reclassification from operating to financing as a result of pre-existing purchase options being exercised for three vessels in the fourth quarter of 2023 and first quarter of 2024, partially offset by increases in benchmark rates on the remaining operating leases.
Interest Expense and Amortization of Deferred Financing Fees
Interest expense increased by 61.0% to $129.1 million for the three months ended March 31, 2024, compared with the same period in 2023. The increase was primarily driven by an increase in our outstanding debt and other financing balances and an increase in benchmark rates on these financings.
Gain on Derivative Instruments
The change in fair value of derivative instruments resulted in a gain of $25.4 million for the three months ended March 31, 2024. The gain for the period was primarily due to an increase in the forward curve of the benchmark rates and offset by swap settlements. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curves is expected to result in a change in the fair value of our interest rate swaps of approximately $80.1 million.
Our fair value instruments, including interest rate swaps were marked to market with all changes in the fair value of these instruments recorded in “(Gain) loss on Derivative Instruments” in our Interim Consolidated Statement of Operations.
Please read “Item 3. Quantitative and Qualitative Disclosures About Market Risk” in Seaspan’s Annual Filing for additional information.
Liquidity and Capital Resources
Liquidity
As at quarter ended March 31, 2024, we have total liquidity of $782.6 million, consisting of $282.6 million of cash and cash equivalents and $500.0 million of undrawn commitments under available revolving credit facilities. Our primary short-term liquidity needs are to fund our operating expenses, investments in assets including vessels under construction, debt repayments, lease payments, swap settlements, payment of quarterly dividends and payments on our other financing arrangements. Our medium-term liquidity needs primarily relate to debt repayments, vessel purchase commitments, lease payments and payments on our other financing arrangements. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our notes, the potential future redemption of our preferred shares and payments on our other financing arrangements. Please read note 8 “Long-term debt” and note 10 “Other financing arrangements” in our interim Consolidated Financial Statements for additional information.
We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities and other financing arrangements. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit facilities, lease facilities and capital markets financings to the extent available.
The following table summarizes our liquidity as of March 31, 2024 and December 31, 2023:

(in millions of U.S. dollars)	March 31,	December 31,	Change
	2024	2023	$	%
Cash and cash equivalents	$282.6	$228.9	$53.7	23.5%
Undrawn revolving credit facilities	500.0	330.0	170.0	51.5%
Total liquidity	782.6	558.9	223.7	40.0%
Total committed and undrawn newbuild financings	2,304.9	3,334.6	(1,029.7)	(30.9)%
Total liquidity including newbuild financings	$3,087.5	$3,893.5	$(806.0)	(20.7)%
As of March 31, 2024, the Company’s liquidity was sufficient to meet near-term requirements. As of March 31, 2024 the Company had consolidated liquidity of $782.6 million, excluding $2,304.9 million of committed but undrawn financings related to our newbuild vessels, which represents an increase of $223.7 million compared to December 31, 2023.

Unencumbered Assets
Growing the Company’s base of unencumbered assets is a fundamental objective in order to achieve an investment grade credit rating, as well as a potential source of liquidity through secured financing or asset sales. Over the long-term, the Company expects its unencumbered asset base to grow as it enhances its presence in the unsecured credit markets, and also naturally as secured borrowings mature or are prepaid.
In the short-term, the Company expects that its unencumbered asset base may fluctuate as unencumbered assets may be sold or financed from time to time, as part of normal course management of assets and liquidity.
The following table provides a summary of our unencumbered fleet and net book value over time.

	As at
	December 31,					March 31,
	2019	2020	2021	2022	2023	2024
Number of Vessels	28	31	36	38	39	38
Net Book Value (in millions of U.S. dollars)	$859	$1,109	$1,369	$1,847	$1,923	$2,047
Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of March 31, 2024, the Company had total gross contracted cash flows of $18.8 billion, which includes components that are accounted for differently, including i) minimum future revenues relating to operating leases with customers, ii) minimum cash flows to be received relating to financing leases with certain customers, and iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers. The following table provides a summary of gross contracted cashflows:

(in millions of U.S. dollars)	Operating lease revenue (1)	Lease receivable on financing leases	Gross contracted cash flows for newbuilds
Remainder of 2024	$1,445.6	$147.7	$328.1
2025	1,824.0	190.4	317.2
2026	1,649.5	187.9	318.6
2027	1,256.8	187.9	347.0
2028	817.3	188.4	414.7
Thereafter	3,175.6	2,337.4	3,697.7
	$10,168.8	$3,239.7	$5,423.3
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.

Minimum future revenues assume that, during the term of the lease, (i) there will be no unpaid days, (ii) extensions are included where exercise is at our unilateral option, and (iii) extensions are excluded where exercise is at the charterer’s option. Minimum future revenues do not reflect signed charter agreements for undelivered vessels.
The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, including evaluating synergistic opportunities in adjacent businesses to diversify cash flow drivers.
The Company intends to continue its growth trajectory in the remainder of 2024 and beyond, further growing its liquidity position primarily through capital recycling and enhancements to its existing capital base. This capital strategy will include maintaining diverse sources of capital for financial flexibility while managing leverage in alignment with its long-term targets, and growing the value of its unencumbered asset base.
The Company’s primary liquidity needs include funding our investments in assets including our newbuild vessels under construction, scheduled debt and lease payments, vessel purchase commitments, potential future exercises of vessel purchase options, and dividends on our common shares.

Borrowings
The following table summarizes our borrowings:

	March 31,	December 31,	Change
(in millions of U.S. dollars)	2024	2023	$	%
Long-term debt:
Revolving credit facilities	$200.0	$320.0	$(120.00)	(37.5)%
Term loan credit facilities	1,147.4	1,175.6	(28.2)	(2.4)%
Senior unsecured notes (1)	750.0	775.7	(25.7)	(3.3)%
Senior secured notes(2)	1,000.0	1,000.0	—	0.0%
Deferred financing fees on long term debt	(34.0)	(32.9)	(1.1)	3.3%
Long term debt	3,063.4	3,238.4	(175.0)	(5.4)%

Other financing arrangements	5,687.4	4,656.5	1,030.9	22.1%
Deferred financing fees on other financing arrangements	(54.2)	(52.7)	(1.5)	2.8%
Other financing arrangement	5,633.2	4,603.8	1,029.4	22.4%

Finance Lease	187.4	66.5	120.9	181.8%

Total deferred financing fees	88.2	85.6	2.6	3.0%
Total borrowings(3)	8,972.2	7,994.3	977.9	12.2%
Vessel under construction	(855.8)	(1,315.0)	459.2	(34.9)%
Operating borrowings(3)	$8,116.4	$6,679.3	$1,437.1	21.5%
(1)Corresponds to the following: (i) 7.125% senior unsecured notes due in 2027, (ii) 2024 NOK Bonds and 2026 NOK Bonds which were repaid in February 2024 and (iii) 5.5% senior unsecured notes due in 2029.
(2)Corresponds to Sustainability-Linked Senior Secured Notes with fixed interest rates ranging from 3.91% to 5.49% and maturities between 2031 and 2037.
(3)Total borrowings is a non-GAAP financial measure which consists of long-term debt, other financing arrangements and finance leases, excluding deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. Management believes these measures are useful in consolidating and clearly presenting Atlas’ financings. Management also believes that these metrics can be useful to facilitate assessment of leverage and debt service obligations of the Company. Management believes operating borrowings is a useful measure to assess interest expense related to vessels that are in operation and generating revenue.
The Company’s approach is to target a total borrowings-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s total borrowings-to-asset ratio was 63.5% as of March 31, 2024, compared to 61.1% at December 31, 2023.
The weighted average interest rate for March 31, 2024 was 6.83% compared to 6.19% at March 31, 2023.
We are exposed to market rate risk from changes in interest rates and use interest rate swaps to manage interest price risks. We do not use interest rate swaps for trading or speculative purposes. As of March 31, 2024, our variable-rate credit facilities totaled $1.3 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.5 billion. As of March 31, 2024, we have an asset of $101.8 million related to our interest rate swaps.
The tables below provide information about our financial instruments at March 31, 2024 that are sensitive to changes in interest rates. In addition to the disclosures in this report, please read notes 8 to 10 to our interim consolidated financial statements included in this Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in millions of U.S. dollars)	Remainder of 2024	2025	2026	2027	2028	Thereafter	Total
Credit Facilities(1)	$75.7	$103.9	$103.9	$103.9	$644.0	$316.0	$1,347.4
Vessel Operating Leases(2)	58.2	77.3	77.9	62.7	24.7	5.8	306.6
Vessel Finance Leases(3)	76.9	110.5	—	—	—	—	187.4
Sale-Leaseback Facilities(4)	276.2	367.3	362.4	365.0	369.8	3,946.7	5,687.4
	$487.0	$659.0	$544.2	$531.6	$1,038.5	$4,268.5	$7,528.8
(1)Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at March 31, 2024.
(3)Represents payments under our finance leases. Payments under the finance leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at March 31, 2024.
(4)Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.
Our Credit Facilities
We primarily use our credit facilities to finance the construction and acquisition of assets. As at March 31, 2024, our credit facilities are secured by first-priority mortgages granted on 53 of our vessels, together with other related security, such as assignments of lease contracts, earnings for our assets, assignments of insurances and management agreements for vessels.
As of March 31, 2024, we had $1.3 billion outstanding under our revolving credit facilities and term loan credit facilities excluding deferred financing fees. In addition, there is $500.0 million available to be drawn under our revolving credit facilities.
As of March 31, 2024, on a consolidated basis, scheduled principal repayments on our credit facilities were as follows:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered(1)
Remainder of 2024	$75.7	$—	$75.7	—	$—
2025	103.9	—	103.9	—	—
2025	103.9	—	103.9	—	—
2026	103.9	—	103.9	—	—
2027	53.7	590.3	644.0	—	—
2028	8.8	302.8	311.6	—	—
2029	4.4	—	4.4	2	159.5
2030	—	—	—	—	—
2031	—	—	—	—	—
2032	—	—	—	—	—
Thereafter	—	—	—	51	3,037.8
	$454.3	$893.1	$1,347.4	53	$3,197.3

Other Financing Arrangements
We enter into financing arrangements consisting of financing sale-leaseback and failed sales arrangements with special purpose entities, which are consolidated by us as primary beneficiaries. These leases are provided by bank financial leasing owners who legally own our vessels through special purpose entities and are also granted other related security, such as assignments of time charters, earnings for the vessels, insurances for the vessels and management agreements for the vessels. We use these arrangements to finance the construction and acquisition of vessels, as well as certain of our operating vessels.
As of March 31, 2024, we have 66 vessels under these financing arrangements, which provided for borrowings of approximately $5.7 billion excluding deferred financing fees.

As of March 31, 2024, on a consolidated basis, scheduled repayments on our other financing arrangements were as follows:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity(2)	Net Book Value of Vessels Unencumbered(2)(3)
Remainder of 2024	$276.2	$—	$276.2	—	$—
2025	367.3	—	367.3	—	—
2025	362.4	—	362.4	—	—
2026	365.0	—	365.0	—	—
2027	369.8	—	369.8	—	—
2028	363.7	48.8	412.5	4	232.7
2029	338.6	300.0	638.6	9	765.5
2030	319.4	74.0	393.4	2	180.7
2031	293.7	440.4	734.1	9	1,108.6
2032	186.6	572.8	759.4	12	1,463.9
Thereafter	363.5	645.2	1,008.7	26	2,705.4
	$3,606.2	$2,081.2	$5,687.4	62	$6,456.8
(1)Amounts do not include interest to be accreted and paid at final maturity.
(2)Excludes newbuild containerships that have not been delivered as at March 31, 2024.
(3)Includes unencumbered vessels that are included on our balance sheet as “Vessels” and as “Net Investment in Lease”.
Operating Leases
As of March 31, 2024, the Company had 7 vessel operating lease arrangements. Please refer to note 13 in our financial statements for the three months ended March 31, 2024, contained herein, for a summary of commitments under our operating leases.
Capital Commitments
As of March 31, 2024, the Company had 29 newbuild vessels under construction. Please refer to note 13 in our financial statements for the three months ended March 31, 2024, contained herein, for the outstanding commitments related to the remaining installment payments.
For additional information about our credit and lease facilities and other financing arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in Atlas’ Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 14, 2024 (“2023 Annual Report”).

Summary of Consolidated Statements of Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

(in millions of U.S. dollars)	Three Months Ended March 31,
	2024	2023
Net cash flows from operating activities	$326.7	$216.4
Net cash flows used in investing activities	(1,064.2)	(314.0)
Net cash flows from financing activities	791.2	412.3

Operating Cash Flows
Net cash flows from operating activities was $326.7 million for the three months ended March 31, 2024, an increase of $110.3 million compared to the same period in 2023. The increase in net cash flows from operating activities was primarily due to an increase in revenue, offset by an increase in operating expenses and changes in working capital. For further discussion of changes in revenue and expenses, please read “three months ended March 31, 2024, compared with three months ended March 31, 2023” above.
Investing Cash Flows
Net cash flows used in investing activities were $1,064.2 million for the three months ended March 31, 2024, an increase of $750.2 million, compared to the same period in 2023. The increase in cash flows used in investing activities for the three months ended March 31, 2024, was primarily due to the increase in expenditures related to installments on vessels under construction, including delivered vessels, compared to the same periods in 2023.
Financing Cash Flows
Net cash flows from financing activities were $791.2 million for the three months ended March 31, 2024, an increase of $378.9 million compared to the same period in 2023. The increase for the three months ended March 31, 2024 was primarily due to a net increase in proceeds from financing arrangements (higher draws, net of repayments) and lower dividends on common shares.
Ongoing Capital Expenditures
Ongoing Capital Expenditures
The average age of the vessels in our containership fleet is approximately seven years, on a TEU-weighted basis. Maintenance capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the quarter ended March 31, 2024, we incurred $3.2 million for regularly scheduled dry-dockings.
We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. The amount of operating cash flow we retain in our business will affect the amount of our dividends on our preferred shares. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:
(1)the remaining lives of our vessels;
(2)the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
(3)future contract rates for our assets after the end of their existing leases agreements;
(4)our future operating and interest costs;
(5)future operating and financing costs;
(6)our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and
(7)unanticipated future events and other contingencies.

Please read “Item 3. Key Information – D. Risk Factors” in Atlas’ 2023 Annual Report for factors that may affect our future capital expenditures and results.

Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in Atlas’ 2023 Annual Report.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarter ended March 31, 2024, contains forward-looking statements (as such term is defined in Section 21E of the Exchange Act) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Report in the section titled “Risk Factors.”
These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, among others:
•future operating or financial results;
•future growth prospects;
•our business strategy and capital allocation plans, and other plans and objectives for future operations;
•our primary sources of funds for our short, medium and long-term liquidity needs;
•our expectations as to impairments of our vessels, including the timing and amount of potential impairments;
•the future valuation of our vessels and goodwill;
•potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses, and general and administrative expenses
•the impact of the conflict between Israel and Hamas beginning October 2023 (the “Israel-Hamas Conflict”) and the subsequent attacks by Houthi Rebels from Yemen on commercial vessels traversing the Red Sea, Gulf of Aden and the Bab-el-Mandeb Strait (the “Red Sea Attacks”);
•availability of crew for our containerships, number of off-hire days and dry-docking requirements;
•global economic and market conditions and shipping market trends, including charter rates and factors affecting supply and demand for our containerships;
•our financial condition and liquidity, including our ability to realize the benefits of recent financing activities, borrow and repay funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•our continued ability to meet specified restrictive covenants in our financing and lease arrangements and our notes;
•the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•our ability to leverage to our advantage our relationships and reputation in the containership industry;

•changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•disruptions and security threats to our technology systems;
•taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•our ability to achieve or realize expected benefits from ESG initiatives;
•potential liability from future litigation; and
•other factors detailed in this Report and from time to time in our periodic reports.
Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in Atlas’ 2023 Annual Report.
We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.